UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 9, 2026, titled “Geopark Announces Decision not to Raise Offer for Frontera Energy’s Colombian E&P Assets”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES DECISION NOT TO RAISE OFFER FOR FRONTERA ENERGY’S COLOMBIAN E&P ASSETS

REAFFIRMS CAPITAL DISCIPLINE, STRATEGIC FOCUS AND PRESERVED FLEXIBILITY FOR LONG-TERM GROWTH

Bogota, Colombia – March 9, 2026 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today announced that it has declined to raise its offer for Frontera Energy’s (“Frontera”) Colombian E&P assets.

After careful evaluation, GeoPark’s Board of Directors determined that increasing its offer would not be consistent with the Company’s disciplined capital allocation framework or long-term value maximization objectives. At the revised valuation, the transaction base case would likely deteriorate portfolio-level return expectations, reduce resilience under lower oil price scenarios, and compare unfavorably against alternative capital deployment opportunities across its existing portfolio and emerging prospects. The Board concluded that preserving financial flexibility and allocating capital only to opportunities that are best positioned to maximize long-term shareholder value remains a core principle to the Company’s strategy.

Reinforced Platform and Clear Execution Roadmap

GeoPark pursued the Frontera transaction following nearly a year of detailed technical, financial and strategic analysis. The Company had conviction in the operational fit and long-term potential of the assets at the agreed price.

Frontera subsequently notified GeoPark that its Board of Directors had determined Parex Resources Inc.’s proposal constituted a “Superior Proposal” under the terms of the existing arrangement agreement, thereby initiating the contractual matching period. GeoPark carefully evaluated its rights and obligations during that period, including a reassessment of the transaction economics under the revised terms.

However, at the revised offer level, the Board concluded that an increased price would not meet GeoPark’s expected risk-adjusted return thresholds.

GeoPark emerges from this process stronger, preserving the balance sheet resilience and portfolio flexibility that underpin its strategy, more focused and well capitalized for its next phase of growth.

Over the past year, the Company has:

•	Increased scale and diversified its portfolio;

•	Delivered production above guidance;

•	Reduced breakevens;

•	Strengthened its balance sheet; and

•	Secured long-term aligned institutional backing through strategic investment by Grupo Gilinski.

GeoPark’s strategy remains intact:

Protecting and Maximizing Core Production and Cash Generation in Colombia

The Company continues to optimize and enhance performance at its flagship Llanos 34 block and across its operated and non-operated portfolio. Recent developments have accelerated the inflection point in Colombian production earlier than expected. A recently certified 22% increase in 2P Original Oil in Place in Llanos 34 confirms a significantly larger resource base, strengthening the long-term production and economic outlook of the asset. Colombia will continue to generate sustainable free cash flow, underpin balance sheet strength, and support disciplined growth.

Scaling Growth in Vaca Muerta, Argentina

Following the successful integration of Loma Jarillosa Este and Puesto Silva Oeste, GeoPark is advancing its unconventional platform in the Neuquén Basin. The Company is focused on accelerating drilling activity to deliver a step-change in production and cash flow. Vaca Muerta is expected to become a core growth engine by 2028. At expected peak production of approximately 20,000 boepd gross in 2028, these assets are projected to contribute approximately US$300–350 million of gross Adjusted EBITDA at a US$70/bbl Brent oil price, providing scalable, long-life production supported by disciplined capital deployment.1

Strategic Optionality Preserved

By choosing not to increase its offer, GeoPark preserves capital flexibility to pursue alternative value-accretive opportunities across Colombia, Argentina, Venezuela and the broader region.

The Company remains committed to becoming the leading independent oil and gas platform in Latin America through disciplined organic and inorganic growth, supported by scale, resilience, technical excellence and strong governance.

GeoPark will continue to evaluate opportunities that align with its strategy, meet return criteria and enhance long-term shareholder value.

CEO Commentary

Felipe Bayon, Chief Executive Officer of GeoPark, said: “GeoPark’s Board of Directors takes seriously its responsibility to be good stewards of shareholder value, and our decision not to increase our offer for Frontera’s assets reflects our commitment to a highly disciplined approach to capital allocation. GeoPark evaluates every investment opportunity against strict financial, strategic and risk-adjusted criteria. At the revised terms, increasing our offer would not represent the best use of capital relative to the opportunities within our existing portfolio and pipeline. We remain fully committed to executing our two-fold strategy: maximizing our Colombian platform and scaling Vaca Muerta as a core growth engine. With a strengthened balance sheet, aligned long-term capital and preserved flexibility, GeoPark is well positioned to pursue disciplined growth and deliver sustainable long-term value.”

Transaction Settlement

Under the terms of its agreement with Frontera, GeoPark will receive the return of $75 million previously placed in escrow plus interest and will be entitled to a $25 million breakup fee.

Advisors

BTG Pactual acted as exclusive M&A financial advisor to GeoPark in the transaction, while Cleary Gottlieb Steen & Hamilton, Bennett Jones, and CMS Rodríguez-Azuero served as legal counsels and FGS Global served as strategic communications advisor.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

1 Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events. The Company is unable to present a quantitative reconciliation of this contribution to Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc.

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at  www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including the Company’s long-term strategy, the production and Adjusted EBITDA contribution from Vaca Muerta and the Company’s pursuit of other value-accretive opportunities. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: March 9, 2026